SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

COMMISSION FILE NUMBER 000-29480

A.	Full title of the plan and address, if different from that of the issuer named below:

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HERITAGE FINANCIAL CORPORATION

201 5TH AVENUE S.W.

OLYMPIA, WASHINGTON 98501-1114

REQUIRED INFORMATION

The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust is subject to ERISA and elects to file Plan Financial Statements and Schedules prepared in accordance with the Financial Reporting Statements of ERISA.

The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust Financial Statements and Additional Information as of December 31, 2004 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

23	Consent of BDO Seidman, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

HERITAGE FINANCIAL CORPORATION 401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

BY:	HERITAGE BANK Administrator

BY:	/s/ DONALD V. RHODES
NAME:	Donald V. Rhodes
TITLE:	Chairman

Heritage Financial

Corporation

401(k) Employee

Stock Ownership Plan and Trust

Financial Statements and

Supplemental Schedule

December 31, 2004 and 2003

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

Heritage Financial Corporation 401(k)

    Employee Stock Ownership Plan and Trust

Olympia, Washington

We have audited the accompanying statements of net assets available for benefits of Heritage Financial Corporation 401 (k) Employee Stock Ownership Plan and Trust (the Plan) as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Kirkland, Washington

June 3, 2005

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Statements of Net Assets Available for Benefits

December 31,	2004	2003
Assets
Investments at fair value:
Participant directed:
Mutual funds	$6,536,331	$5,094,991
Heritage Financial Corporation common stock	717,168	738,179
Money funds	816,475	1,418,434
Participant loans	37,459	6,776

	8,107,433	7,258,380

Non-participant directed:
Heritage Financial Corporation common stock	7,536,822	7,326,902
Money funds	18,530	23,006

	7,555,352	7,349,908

Total investments	15,662,785	14,608,288

Cash	37,965	—
Receivables:
Employer contributions	322,615	453,109
Participant contributions	117	21,404
Accrued interest	1,220	830

Total receivables	323,952	475,343

Total assets	16,024,702	15,083,631

Liabilities
Loan payable to Heritage Financial Corporation	911,449	986,743
Accounts payable and other	229	—

Total liabilities	911,678	986,743

Net assets available for benefits	$15,113,024	$14,096,888

See accompanying notes to financial statements.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004	Participant Directed	Non-Participant Directed	Total
Additions
Investment income:
Net appreciation in fair value of investments	$633,742	$123,820	$757,562
Interest and dividends	111,842	227,225	339,067

	745,584	351,045	1,096,629

Contributions:
Participant salary deferrals	673,114	—	673,114
Participant rollovers	75,728	—	75,728
Employer	—	519,622	519,622
ESOP loan payments	—	104,444	104,444
Fund transfers	154,271	(154,271)	—
Shares released	—	(33)	(33)
Loan payments	(1,828)	1,829	1
Forfeitures reallocated	(180)	180	—

	901,105	471,771	1,372,876

Total additions	1,646,689	822,816	2,469,505

Deductions
Benefits paid to participants	731,336	558,154	1,289,490
New loans to participants	(2,248)	2,248	—
Administrative expenses	56,161	26,733	82,894
Interest expense	—	80,985	80,985

Total deductions	785,249	668,120	1,453,369

Net increase	861,440	154,696	1,016,136
Net assets available for benefits, beginning of year	7,280,598	6,816,290	14,096,888

Net assets available for benefits, end of year	$8,142,038	$6,970,986	$15,113,024

See accompanying notes to financial statements.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

1.	Description of Plan	The following description of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Heritage Financial Corporation (the Company) is a bank holding company with headquarters in Olympia, Washington. The Company formed the Plan effective October 1, 1999 by combining all the assets of Heritage Bank Money Purchase Pension Plan, the Heritage Bank 401(k) Profit Sharing Plan and the North Pacific Bank Employee Stock Ownership Plan with the Heritage Bank Employee Stock Ownership Plan, established July 1, 1993.

The Plan is a qualified stock ownership plan with a salary reduction feature. Employees of the Company are generally eligible to participate in the Plan after three months of service, providing they worked at least 250 hours during a three-month period and have reached the age of twenty-one.

The Plan purchased shares of the Company’s common stock using the proceeds of a borrowing from the Company and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of 15 years by deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock is allocated to eligible employees’ accounts in accordance with applicable regulations under the Internal Revenue Code (IRC).

Contributions

Participants may elect to contribute up to the lesser of 50% (in 2004) of their total compensation or $13,000 (in 2004), or a maximum amount that will not cause the Plan to violate the provisions of the IRC. Additionally, participants over age 50 may make catch-up contributions of $3,000 (in 2004).

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

1.	Description of Plan (Continued)	The Company makes a matching contribution equal to 50% of the participant’s contribution up to 6% of the participant’s compensation. In addition, the Company is required to make contributions of 2% of the participant’s eligible compensation. The Company may elect to make discretionary contributions beyond the required 2% contribution. The Company contributed 2.5% of eligible compensation during 2004. Company contributions are made in the form of Heritage Financial Corporation common stock. Except for matching contributions, which are made as participants make salary deferrals, participants who do not have at least 1,000 hours of service during the Plan year, or are not employed on the last working day of a Plan year, are not eligible for an allocation of Company contributions for that year.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Vesting in the Company’s contributions plus earnings thereon is based on years of continuous service. A participants matching contribution is 100% vested after six years of credited service or upon death, disability or retirement. All other employer contributions are 100% vested after seven years of credited service or upon death, disability or retirement. The vesting schedule applicable to the prior plans merged into the Plan will continue to apply to existing accounts and on an ongoing basis to accounts after October 1, 1999. However, no credit for service prior to July 1, 1993 will be given for any such account.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

1.	Description of Plan (Continued)

Investment Options

The Plan’s ESOP component is designed to invest primarily in Company common stock in order to comply with Section 4975(e)(7) of the IRC and Income Tax Regulation 54.4975-11. The Plan’s assets are maintained in funds and Company common stock held in a trust account at U.S. Bank. Upon enrollment in the Plan, a participant may direct his or her employee contributions in 1% increments among five mutual funds, a money market fund, and Company stock.

Participants can make changes to their deferral amounts and investment options for new deferrals and may reallocate their entire Plan balance at the beginning of each quarter.

Because investments in Company stock are not diversified, this investment may present higher than average volatility. Therefore, the Plan states that a participant is limited to investing no more than 20% of his or her 401(k) deferrals into Company stock.

Payment of Benefits

No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), becomes disabled or otherwise terminates employment with the Company. Distributions are made in cash, Heritage Financial Corporation common stock, or both.

Benefit distributions are based on the balance of a participant’s account and may be distributed in a lump sum, installments over a period of not more than the participant’s life expectancy, or through the purchase of an annuity if the participant’s account balance is greater than $5,000. Active participants may elect to withdraw funds from their account under certain financial hardship situations, although earnings of tax-deferred contributions cannot be withdrawn during employment.

The Plan has the right to automatically distribute participant accounts upon termination of service for participants with balances not exceeding $5,000.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

1.	Description of Plan (Continued)

Diversification

Participants who are at least age 55 with 10 years of participation in the plan may elect to diversify a portion of their account. The qualified election period is the six-year period commencing with the Plan Year in which the Participant becomes a qualified participant. In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the diversification percentage changes to 50 percent.

Voting and Dividend Rights No participant shall have any voting or dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.

In relation to the ESOP portion of the Plan, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

Forfeitures

Forfeitures may be used to reduce employer contributions. At December 31, 2004 and 2003, forfeited non-vested accounts totaled $51,811 and $22,761. Forfeitures used to reduce employer contributions during 2004 totaled $37,262.

Participant Loans

Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding loans to the participant from the Plan and from any other qualified plan maintained by the employer, including accrued interest thereon, shall not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms shall not exceed five years, except for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Principal and interest is paid ratably not less than quarterly through payroll deductions. There were $37,459 and $6,776 in participant loans outstanding at December 31, 2004 and 2003, respectively.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

1.	Description of Plan (Continued)	Administrative Expenses Administrative expenses and investment fees are paid by the Plan or the Company.

Plan Amendment The Plan was amended in 2003 to clarify certain definitions within the Plan agreement.

2.	Summary of Significant Accounting Policies	Basis of Accounting The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan allows participants to direct contributions into cash equivalents, various mutual funds, and Heritage Financial Corporation common stock. Company contributions are used to purchase Heritage Financial Corporation common stock. The underlying investment securities of these funds are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain underlying investment securities and the level of uncertainty related to changes in the value of the funds, it is reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statements of changes in net assets available for benefits.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)	Participants should refer to Heritage Financial Corporation’s annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10K and 10Q) regarding risks associated with Heritage Financial Corporation’s common stock.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies and the common shares of Heritage Financial Corporation are valued at quoted market prices. Fair value of the Company common stock is based on the closing price of stock on the NASDAQ National Market System on the last trading day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the specific identification method.

Payment of Benefits Benefits are recorded when paid. At December 31, 2004 and 2003, assets allocated to withdrawing participants totaled $271,807 and $12,801.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

3.	Investments	The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at the end of the year:

December 31,	2004	2003
Heritage Financial Corporation Common Stock*	$8,253,990	$8,065,081
First American Prime Obligation Cash Equivalent	835,005	1,441,440
Fidelity Advisory Mid Cap, Class A**	1,033,072	—
Frank Russell Equity I Fund, Class I	858,025	733,741
Frank Russell International Fund, Class I	903,057	755,014
Frank Russell Equity Q Fund, Class I	850,742	734,815
Others ***	2,379,133	2,366,797

	$15,113,024	$14,096,888

* $7,536,822 and $7,326,902 are non-participant directed.

** Investment is less than 5% of net assets in 2003 and is included in “Others”.

*** Comprised of individual investments that are less than 5% of net assets at year-end.

The Plan’s investments appreciated during the year as follows:

Year ended December 31,	2004
Mutual Funds	$621,438
Common Stock	136,124

$757,562

The Plan’s ESOP assets at year-end are summarized as follows:

December 31,	2004		2003
	Allocated	Unallocated	Allocated	Unallocated
Heritage Financial Corporation Common Stock, at fair value:	$2,940,810	$1,576,426	$3,013,651	$1,724,288
Cash	2,764	—	13,333	—
Loan Payable to Heritage Financial Corporation	—	(911,449)	—	(986,743)

Total ESOP Assets	$2,943,574	$664,977	$3,026,984	$737,545

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

3.	Investments (Continued)	The ESOP component’s change in net assets is summarized as follows:

Year ended December 31,	2004		2003
	Allocated	Unallocated	Allocated	Unallocated
Heritage Financial Corporation Common Stock:
Net appreciation in fair value	$34,932	$47,172	$502,245	$330,801
Dividends	83,380	51,834	72,646	50,065
Forfeitures	2,652	—	(444)	—
Loan payments	1	104,444	1	107,358
Shares released	195,000	(195,033)	189,839	(189,839)
Dividends on released shares	—	—	1,146	(1,146)
Fund transfers	(76,505)	—	—	—
Distributions to participants	(309,182)	—	(213,915)	—
New loans to participants	—	—	(2)	—
Administrative expense	(13,688)	—	(14,821)	—
Interest expense	—	(80,985)	—	(87,099)

Net increase (decrease)	(83,410)	(72,568)	536,695	210,140

Net assets, beginning of year	3,026,984	737,545	2,490,289	527,405

Net assets, end of year	$2,943,574	$664,977	$3,026,984	$737,545

At December 31, 2004, 8,817 shares were pending allocation to participants under the Plan. The Plan purchased 2,843 allocated shares by reinvesting dividends on allocated shares. The Plan sold or distributed 3,766 shares in connection with distributions to participants.

4.	Plan Termination	The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, participant accounts become fully vested and will be distributed to the participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the trustee will direct the Plan administrator to pay all liabilities and expenses of the trust fund and to sell shares of unallocated stock to the extent it determines such sale necessary to repay the loan. Remaining unallocated shares will be allocated to participants.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

5.	Tax Status	The Plan obtained its latest determination letter on October 25, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Related Party and Party in Interest Transactions	The Plan’s assets, which consist primarily of shares of Heritage Financial Corporation common stock, mutual funds, and U.S. Bank money market funds, are held by U.S. Bank, the trustee of the Plan. The Company’s contributions are held and managed by the trustee, which invests cash received, interest and dividend income, and makes distributions to participants. The trustee also administers the payment of interest and principal on the loan, which is reimbursed to the trustee through contributions determined by the Company.

Certain administrative functions are performed by officers or employees of the Company. No officer, employee, or trustee receives compensation from the Plan.

The Plan paid U.S. Bank $44,112 for services as trustee and asset custodian of the Plan. The Plan paid $38,782 to other service providers that are defined as a Party in Interest under ERISA.

7.	Loan Payable	In January 1998, the Plan borrowed $1,323,000 from the Company to purchase shares of the Company’s common stock. The loan matures January 2013 and will be repaid in monthly installments of $13,023 primarily from the Company’s contributions. Interest is accrued at a rate of 8.5% per annum. The loan is collateralized by all unallocated shares of the Plan. The lender has no rights against shares once they are allocated under the Plan.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

7.	Loan Payable (Continued)	The repayment schedule for principal is as follows:

Year ending December 31,
2005	$81,949
2006	89,192
2007	97,076
2008	105,657
Thereafter	537,575

Total	$911,449

8.	Employer Contributions	Employer contributions to the Plan are invested primarily in common shares of Company stock. In relation to the ESOP version of the Plan, the Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term indebtedness to the Company. The Company met the minimum funding requirements as defined by ERISA in 2004.

9.	Reconciliation of Financial Statements to Schedule H of Form 5500	The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

December 31,	2004	2003
Net assets available for benefits per the financial statements	$15,113,024	$14,096,888
Amounts allocated to withdrawing participants	(271,807)	(12,801)

Net assets available for benefits per Schedule H of Form 5500	$14,841,217	$14,084,087

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

9.	Reconciliation of Financial Statements to Schedule H of Form 5500 (Continued)	The following is a reconciliation of benefits paid to participants per the financial statements to Schedule H of Form 5500:

Year ended December 31,	2004
Benefits paid to participants per the financial statements	$1,289,490
Less: Corrective distributions for 2003	(2,233)
Less: Amounts allocated to withdrawing participants at end of prior year	(12,801)
Add: Amounts allocated to withdrawing participants at year-end	271,807

Benefits paid to participants per Schedule H of Form 5500	$1,546,263

.	The following is a reconciliation of investment income per the financial statements to Schedule H of Form 5500:

Year ended December 31,	2004
Per financial statements:
Net appreciation in fair value of investments	$757,562
Interest and dividends	339,067

$1,096,629

Year ended December 31,	2004
Per Schedule H of Form 5500:
Interest	$10,150
Dividends	241,276
Net gain on sale of assets	97,324
Unrealized appreciation of assets	38,804
Net investment income from registered investment companies	709,075

$1,096,629

Supplemental Schedule

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Line 4(i)

EIN: 91-1618099

Plan Number: 003

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c ) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Participant Directed Investments
	Mutual Funds:
	Frank Russell Fixed Income I Fund, Class I	32,056 shares	$692,802	$677,350
	Frank Russell Fixed Income III Fund, Class I	39,841 shares	408,940	420,719
	Frank Russell Equity I Fund, Class I	28,706 shares	779,726	858,025
	Frank Russell Equity II Fund, Class I	11,909 shares	388,199	455,751
	Frank Russell International Fund, Class I	23,696 shares	766,309	903,057
	Frank Russell Emerging Markets Fund, Class S	17,377 shares	174,248	259,259
	Frank Russell Real Estate Securities Fund, Class S	3,868 shares	117,885	172,009
	Frank Russell Equity Q Fund, Class I	24,474 shares	764,338	850,742
	Fidelity Adv. Mid Cap Fund, Class A	41,224 shares	843,940	1,033,072
*	First American Equity Index Fund, Class 4	30,186 shares	600,295	684,308
	T. Rowe Price Blue Chip Growth Fund	7,181 shares	207,688	222,039

			5,744,370	6,536,331

*	U.S. Bank - First American Prime Obligation	816,475 units	816,475	816,475

*	Heritage Financial Corporation of Washington	32,422 shares	413,848	717,168

*	Participant Loans	Interest rates of 4.25%, maturing through March 2014	—	37,459

			1,230,323	1,571,102

			6,974,693	8,107,433

	Non-Participant Directed Investments
*	Heritage Financial Corporation of Washington	340,724 shares	3,490,864	7,536,822
*	U.S. Bank - First American Prime Obligation	18,530 units	18,530	18,530

			3,509,394	7,555,352

			$10,484,087	$15,662,785

*	A party-in-interest as defined by ERISA.